Filed Pursuant to Rule 424(b)(3)
Registration No. 333-237327

CANTOR FITZGERALD INCOME TRUST, INC.

SUPPLEMENT NO. 8 DATED MARCH 5, 2021

TO THE PROSPECTUS DATED AUGUST 10, 2020

This Supplement No. 8 supplements, and should be read in conjunction with, our prospectus dated August 10, 2020, Supplement No. 1, dated August 17, 2020, Supplement No. 2, dated September 15, 2020, Supplement No. 3, dated October 15, 2020, Supplement No. 4, dated November 17, 2020, Supplement No. 5, dated December 17, 2020, Supplement No. 6, dated January 19, 2021 and Supplement No. 7 dated February 16, 2021. Defined terms used in this Supplement No. 8 shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement is to disclose:

•	the status of our current public offering; and
•	our recent property acquisition and related financing.

Status of Our Current Public Offering

We commenced our follow-on public offering of $1.25 billion in shares of common stock on August 10, 2020, of which up to $1.0 billion in Class T shares, Class S shares, Class D shares and Class I shares are being offered pursuant to our primary offering and up to $250 million in shares are being offered pursuant to our distribution reinvestment plan. We refer to our primary offering and our distribution reinvestment plan collectively as our current offering.

As of March 3, 2021, we had issued 702,979 shares of our common stock (consisting of 143,216 Class T shares, 1,568 Class S shares, 115,689 Class D shares and 442,506 Class I shares) in our current offering for gross proceeds of approximately $17.0 million. As of March 3, 2021, $1.2 billion of shares remained available for sale pursuant to our current offering.

Our Recent Property Acquisition

3221 Keller Springs Road, Carrolton , Texas – Multifamily

On February 25, 2021, we, through a joint venture, or the Keller JV, between an affiliate of CAF Management, LLC, or CAF, on the one hand, and a joint venture between us and affiliates of Cantor, which we refer to as the Company JV, on the other hand, indirectly acquired a multifamily property, or the Keller Property, located at 3221 Keller Springs Road, Carrolton, Texas at a contract purchase price of $56.5 million, exclusive of closing costs. The fee simple interest in the Keller Property is held by a single purpose limited liability company, or the SPE, which is a wholly-owned subsidiary of Keller JV. The Keller Property was acquired from Keller Springs Propco, Inc., an affiliate of CAF, in an off-market transaction. The seller is a third party and is not affiliated with us.

The Keller JV is externally managed by a wholly-owned subsidiary of our operating partnership. The Company JV and CAF own 97% and 3% of the Keller JV membership interests, respectively. The Company JV is owned 76% by our operating partnership and 24% by affiliates of CFI. We intend, but are not obligated, to purchase 100% of the membership interests in the Company JV from affiliates of CFI. CAF will be entitled to a promote of 12.5% of all distributions to the Keller JV members after such members receive their net capital contributions and a 10% compounded annual return.

The Keller Property is a Class A multifamily property constructed in 2015, consists of 255,667 net rentable square feet across 6 buildings and is situated on an approximately 14.8-acre site. The Keller Property features 13 different floor plans and is comprised of 304 one-, two-, and three-bedroom apartment homes. The apartments units average 841 square feet with an average monthly rent of $1,272 as of February 28, 2021. Apartment amenities at the Keller Property include 9 to 10 foot ceilings, track lighting, stainless steel appliances, granite countertops, brushed nickel hardware, full size washer and dryer connections and, in select units, private fenced yards and kitchen islands. Amenities at the Keller Property include a resort-style swimming pool, a club house, fitness center, game room and a dog park. As of February 24, 2021, the property was 92.4% leased.

The Keller Property was acquired with the proceeds of contributions from the Keller JV members and a loan described below. We funded our portion of the purchase price with cash from this offering.

The Keller Property will be managed by an affiliate of CAF Management, LLC, an affiliate of the seller, pursuant to a property management agreement.

Keller Loan

On February 25, 2021, in connection with the purchase of the Keller Property, the SPE entered into a loan agreement, or the Keller Loan, with CBRE Multifamily Capital, Inc., or the Lender, with an outstanding principal amount of $31,277,000. The Keller Loan will be purchased by the Federal National Mortgage Association. We paid a loan origination fee of $187,662 to the Lender in connection with the Keller Loan.  The Keller Loan provides for monthly interest payments and bears interest at an initial floating rate of 2.203% per annum (which will fluctuate monthly), through the maturity date of March 1, 2031. One year after the effective date of the Keller Loan, the SPE has the option to convert the Keller Loan to a 7-year or 10-year fixed rate loan, subject to the conditions set forth in the loan agreement. Prior to the funding of the Keller Loan, we entered into a rate cap agreement with SMBC Capital Markets, Inc., or the Cap Seller, in which the Cap Seller agrees to make payments to us commencing on February 25, 2021 until March 1, 2024. Under the terms of the rate cap agreement, the Cap Seller is obligated to make payments to us in the event that 30-day average SOFR exceeds a capitalization rate of 1.24%.

After one year, the SPE may voluntarily prepay all or a portion of the unpaid principal balance of the Keller Loan and all accrued interest thereon and other sums due under the Keller Loan, provided that we provide the Lender with prior notice of such prepayment and a prepayment premium of 1% of the principal being prepaid.

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